Exhibit 99.2

Press Release	Source: Accipiter Capital Management

Accipiter Capital Management Opposes Acquisition of VistaCare, Inc. by Odyssey Healthcare, Inc.
Thursday February 7, 10:00 am ET

NEW YORK, Feb. 7 /PRNewswire/ -- Accipiter Capital Management, the owner, together with its affiliates, of nearly 10% of the outstanding shares of common stock of VistaCare, Inc. (Nasdaq: VSTA - News), announced today that it had delivered a letter to VistaCare's Board of Directors expressing its belief that the offer by Odyssey Healthcare, Inc. (Nasdaq: ODSY - News) to acquire VistaCare for $8.60 per share is wholly inadequate. Accipiter Capital Management and its affiliates do not intend to tender their shares in connection with the acquisition and plan to exercise their appraisal rights to the full extent permissible under law should the tender offer and subsequent merger be consummated.

The text of the letter from Accipiter Capital Management to the Board of Directors of VistaCare follows:

February 6, 2008

BY FACSIMILE AND FEDERAL EXPRESS

The Board of Directors
VistaCare, Inc.
4800 North Scottsdale Road
Suite 5000
Scottsdale, AZ  85251

Ladies and Gentlemen:

Accipiter Capital Management and its affiliates (collectively "Accipiter") currently beneficially own in the aggregate 1,673,350 shares of common stock of VistaCare, Inc. ("VistaCare" or the "Company"), which represents nearly 10% of the Company's total shares outstanding. We believe the offer by Odyssey Healthcare, Inc., through Odyssey Investment, Inc., a wholly owned subsidiary of Odyssey HealthCare Holding Company (collectively, "Odyssey") to acquire VistaCare for $8.60 per share (the "Purchase Price") is wholly inadequate. Therefore, we do not intend to tender our shares and plan to exercise our appraisal rights in accordance with Section 262 of the Delaware General Corporation Law should the tender offer and subsequent merger be consummated.

Although the Purchase Price represents a premium over the recently depressed share price, it represents a 7% discount from VistaCare's stock price when its board of directors announced it was reviewing strategic alternatives in May 2007. As we discuss in more detail below, VistaCare has been successful in its restructuring efforts yet Odyssey's Purchase Price does not reflect this. We note that VistaCare has cash and short term investments of $29.4 million and a Medicare cap liability of $11.6 million for net cash of $17.8 million or $1.10 per share, meaning that Odyssey's offer effectively values VistaCare at $7.50 per share. We believe that VistaCare's enterprise value is well in excess of $7.50 per share. For support, we looked to VistaCare's own statements regarding its progress related to the Company's comprehensive financial and restructuring plan (the "Restructuring") and forecasted EBITDA margins, and combined them with a conservative revenue forecast and peer group valuations.

ACCIPITER BELIEVES THE BOARD OF DIRECTORS IS SELLING VISTACARE FOR A DISCOUNT, NOT A PREMIUM.

We believe Odyssey's Purchase Price would not adequately compensate the stockholders of VistaCare and inappropriately discounts the Company's progress relating to the Restructuring. In its Solicitation/Recommendation statement filed with the Securities and Exchange Commission, VistaCare states that RA Capital, LLC ("RA Capital"), the investment bank hired by the Company to explore strategic alternatives, applied a 21% restructuring risk discount in its analysis based on the Company's progress related to the Restructuring. However, VistaCare's stated objective is 10% EBITDA margins by the end of fiscal year 2008 -- a goal that, based on comments made by management during the Company's fourth quarter conference call held on December 11, 2007, the Company appears on track to accomplishing. On this call, Rick Slager, VistaCare's CEO, lauded the Company's progress, specifically citing the Company's reduced headcount and the realization of $17 million of the $29 million annualized net benefits targeted in the Restructuring. Mr. Slager further noted "the trends continue to be positive" and that the benefits of the Restructuring "will take several quarters to be fully realized."

Given VistaCare's current progress and positive outlook regarding the Restructuring, Accipiter believes the market would continue to recognize these results over the next several quarters and reward the Company's stockholders with a stock price far in excess of the Purchase Price. At the very least, we believe the 21% restructuring discount applied by RA Capital was too high and harmed stockholders.

Based on our own calculations and the Company's progress regarding the Restructuring, we believe that VistaCare should conservatively be valued at $11.50 per share. First, we estimate that VistaCare will achieve calendar year 2009 revenues of $250 million based on the fourth quarter of fiscal year 2007 revenue run-rate of $245 million, less annualized revenues of $10 million due to site closures occurring during and after the fourth quarter. With $235 million in revenue as a base, we assume a 3% revenue growth per year, primarily due to market basket updates and slight ADC growth. Therefore, using VistaCare's own 10% EBITDA margin goal, we believe 2009 EBITDA should approach $25 million. Additionally, we note that VistaCare's competitors, Chemed Corporation and Odyssey, trade at 7.9x and 6.4x projected 2009 EBITDA, respectively. Applying the mid-point of that range, or a 7.2x EBITDA multiple, to our estimate of VistaCare's 2009 EBITDA yields, we calculate the Company's enterprise valuation to be $180 million. Adding the $29 million of cash on VistaCare's balance sheet and subtracting $12 million of Medicare cap liabilities leaves us with an equity valuation of the Company of $197 million. This translates into a per share value of $11.50 for the stand-alone company -- 33% higher than the Purchase Price offered by Odyssey.

Furthermore, the $11.50 per share value excludes any premium that should be paid for the significant potential reduction to corporate overhead and patient care synergies that a combined VistaCare-Odyssey entity could achieve. Independent analysts estimate VistaCare's corporate overhead to be between $35 and 40 million(1) and agree there is significant geographic market overlap between VistaCare's and Odyssey's operations.(2) One Wall Street analyst estimates that the transaction could be more than $0.20 accretive to Odyssey's 2009 earnings per share.(3) Additionally, Odyssey management has stated that the transaction would be accretive to 2009. While we agree with estimates that a combined VistaCare-Odyssey entity could be positive for Odyssey, we believe that such benefits should not come at the expense of VistaCare stockholders, who, we feel, are being shortchanged by the $8.60 per share offer. Odyssey's stock price has increased by more than 6% following the announcement of the merger, compared to a decrease in the S&P 500 Index of almost 4% over the same period, suggesting that the substantial inherent value of VistaCare is being transferred to Odyssey's stockholders at a bargain price.

In fact, we estimate that the benefits of a combined VistaCare-Odyssey entity would be accretive by $0.21 per share to current analysts' estimates of Odyssey's 2009 financial results of $0.76 per share, before any synergies. Again, based on VistaCare's own EBITDA margin goals, we believe that VistaCare will generate $25 million in 2009 EBITDA before any synergies. Factoring in depreciation and amortization expenses of approximately $4 million, we calculate VistaCare's operating profit would be $21 million for 2009. Using a conservative cost of borrowing assumption for Odyssey of 8% we calculate an annual interest expense of $10 million per year for the combined company. With Odyssey's tax rate of 35% and 33 million shares outstanding, acquiring VistaCare could easily be $0.21 per share or nearly 30% accretive analysts' estimates of Odyssey's 2009 results of $0.76 per share before any synergies.

We believe that Odyssey could offer VistaCare's stockholders more than the $11.50 per share in stand-alone value for VistaCare and the transaction could still be significantly accretive to 2009.

We note that much of the negotiation and analysis by RA Capital and Odyssey occurred before the results of VistaCare's Restructuring became clear. Given the progress VistaCare has made, we believe that the estimates used in the analysis and subsequent negotiations were not correct, as a result, quite harmful to stockholders. At this time, we believe that VistaCare stockholders would be better served by the Company remaining a stand-alone entity and continuing to execute on its turnaround plan.

We strongly urge stockholders not to tender these shares to Odyssey.

Sincerely,

Gabe Hoffman             Nicole Viglucci

(1) "Opportunities in the near term may come from elimination of corporate cost at VSTA -- which we estimate at $35-40 million." - Citigroup, January 15, 2008.

"We believe VistaCare's corporate overhead is currently running at approximately $38 million per year, which ODSY should be able to significantly reduce over time." -- Oppenheimer, January 17, 2008.

"However, ODSY currently runs its hospice support center G&A at 20% of revenue, which could imply that there is 36 million of VSTA's corporate G&A which could be eliminated." - Lehman Brothers, January 16, 2008.

 (2) "In addition, program consolidation (with over 30% market overlap) and divestitures may provide incremental value for ODSY longer term. - Citigroup, January 15, 2008.

"We observe there are a total of 24 hospice locations in which VSTA overlaps with ODSY, potentially offering powerful consolidation synergies from both an operation overhead basis and a Medicare provider number basis." - Deutsche Bank, January 23, 2008.

(3)"While the integration of VSTA may not yield accretion in CY 2008 EPS, we believe it could be meaningfully accretive ($0.20+) to annualized EPS by late 2008 or early 2009." - Deutsche Bank, January 23, 2008.